Mail Stop 4561

April 14, 2008

Peter Walsh
Senior Vice President, Chief
    Financial Officer and Treasurer
Factset Research Systems Inc.
601 Merritt 7
Norwalk, CT 06851

> **Re: Factset Research Systems Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2007**
> **Definitive Proxy Statement on Schedule 14A**
> **File No. 001-11869**

Dear Mr. Walsh:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief